UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2010

Commission File Number 001-14552

Top Image Systems Ltd.
(Translation of registrant’s name into English)

2 Ben Gurion Street, Ramat Gan, Israel 52573
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

This Form 6-K including all attachments is being incorporated by reference into the Registration Statement on Form S-8 (file no. 333-125064) and the Registration Statement on Form F-3 (file no. 333-119885).

CONTENTS

Attached is a translation of a notice filed with the Israeli Securities Authority and the Tel Aviv Stock Exchange ("TASE") on November 29, 2010 in regard to approval of the settlement with debenture holders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Top Image Systems Ltd.

Date: November 29, 2010	By:	/s/ Ido Schechter
Ido Schechter
Chief Executive Officer

November 28, 2010

To: Israel Securities Authority www.isa.gov.il	Tel Aviv Stock Exchange www.tase.co.il

Re: Report on the results of the vote conducted at the special meeting of holders of Series A
Debentures of Top Image Systems, held on November 24, 2010

Reznik Paz Nevo Trusts Ltd., the trustee for the debentures (Series A) of Top Image Systems Ltd. (hereinafter, the “Trustee”; the “Company”), respectfully reports the results of the vote held at the general meeting of the holders of the Company’s Series A debentures, which convened on Wednesday, November 24, 2010 (hereinafter, the “Meeting”), in accordance with the decision of the Tel Aviv Jaffa District Court and to approve the arrangement between the Company and the holders of the debentures (Series A) under Section 350 of the Companies Law, 5759-1999 and the corresponding amendment of the deed of trust, and all as set out in the invitation issued on November 11, 2010 in a special report via MAGNA prior to the Meeting1 (hereinafter, the “Invitation to Meeting”).

The Meeting was attended by the holders of debentures (Series A) who together hold a total of NIS 24,196,493 par value, being 72.72% of all the debentures (Series A) in circulation as at the date of the Meeting.

The following is the issue that was on the agenda and the results of the vote:

Decision 1 – Approval of the Arrangement

Approval of the arrangement between the Company and the holders of the debentures, approval of the amendment to the deed of trust (attached as Appendix A to the Arrangement) and approval of the decision of the Tax Authority regarding the tax implications that will apply to the holders of the Series A debentures with respect to the implementation of the arrangement (attached as Appendix B to the Invitation to Meeting) – all of the aforementioned documents, in the versions included in the Invitation to Meeting, and the instruction given to the trustee to sign the Arrangement and the Amendment to the deed of trust.

•
In accordance with Section 350(I) of the Companies Law, the majority required to pass a special resolution on the agenda of the Meeting (as stipulated in Section 1 above) is the majority of those present at the vote, with the exception of those abstaining, who together hold three quarters (75%) of the value represented at the vote.

Results of the vote of all participating votes

In this vote, there was total attendance of 24,196,493 votes, being 100% of the total votes present and/or represented at the Meeting.

There were no abstentions in this vote.

78.57% of the total participants in the vote – voted in favor of the resolution.

21.43% of the total participants in the vote – voted against the resolution.

In counting the votes on this resolution, the trustee did not find that there were “holders with a conflicting interest,” as defined in the motion the Company filed with the court to approve convening the Meeting to approve the Arrangement.2

Therefore, the resolution in Section 1 was therefore approved.

1 Reference number 2010-02-677340

2 See the immediate report dated November 4, 2010, reference number 2010-02-669765 (Section 60.1 of the motion).